Jackalo, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Jackalo

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash	0.00
1030 Jackalo, Inc Checking (NOVO)	3,140.28
1032 -subaccount sales Tax (Actual)	23.65
Total 1030 Jackalo, Inc Checking (NOVO)	**3,163.93**
1070 PayPal	169.15
1080 JP Morgan Chase	38,000.00
Total Bank Accounts	**$41,333.08**
Other Current Assets	
1190 Undeposited Funds	0.00
1200 Inventory	11,459.42
1210 Purchases of Inventory	30,567.09
1220 Inventory--repairs	95.16
1990 Uncategorized Asset	-25.11
Total Other Current Assets	**$42,096.56**
Total Current Assets	**$83,429.64**
Fixed Assets	
1800 Equipment	154.81
Net Income	0.00
Total Fixed Assets	**$154.81**
TOTAL ASSETS	**$83,584.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2020 CapitalOne Spark	957.68
2070 Chase Business Ink	2,347.54
Total Credit Cards	**$3,305.22**
Other Current Liabilities	
2200 Sales Tax Payable	-178.51
2500 Other Current Liabilities	-1,497.74
Channel Sales Tax Payable	
Shopify Sales Tax	-51.15
Total Channel Sales Tax Payable	**-51.15**
Total Other Current Liabilities	**$ -1,727.40**
Total Current Liabilities	**$1,577.82**

Jackalo

Balance Sheet

As of December 31, 2024

	TOTAL
Long-Term Liabilities	
2600 Long Term Liabilities	10,500.00
Total Long-Term Liabilities	**$10,500.00**
Total Liabilities	**$12,077.82**
Equity	
3000 Opening Balance Equity	-162.77
3100 Owner's Investment	65,182.08
3110 Techstars investment	120,000.00
3120 Friends & Family Investment	75,000.00
3200 Owner's Draw (Pay & Personal Expenses)	3,750.01
3900 Retained Earnings	-76,373.11
Net Income	-115,889.58
Total Equity	**$71,506.63**
TOTAL LIABILITIES AND EQUITY	**$83,584.45**

Balance Sheet

Jackalo

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1000 Cash	
1030 Jackalo, Inc Checking (NOVO)	111,564.77
1070 PayPal	169.15
Total for Bank Accounts	**$111,733.92**
Accounts Receivable	
Other Current Assets	
1190 Undeposited Funds	
1200 Inventory	11,459.42
1210 Purchases of Inventory	7,807.41
1990 Uncategorized Asset	-25.11
Total for Other Current Assets	**$19,241.72**
Total for Current Assets	**$130,975.64**
Fixed Assets	
Net Income	
Total for Fixed Assets	**0**
Other Assets	
Total for Assets	**$130,975.64**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
2020 CapitalOne Spark	-511.38
2050 Paypal Credit Card (deleted)	-1,701.16
2060 Apple Card (deleted)	-1,658.94
2070 Chase Business Ink (old)	8,728.98
Total for Credit Cards	**$4,857.50**
Other Current Liabilities	
2200 Sales Tax Payable	-175.20
2500 Other Current Liabilities	-752.89
Channel Sales Tax Payable	0
Shopify Sales Tax	-34.06
Total for Channel Sales Tax Payable	**-$34.06**
Total for Other Current Liabilities	**-$962.15**
Total for Current Liabilities	**$3,895.35**

Balance Sheet

Jackalo

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
2600 Long Term Liabilities	10,500.00
Total for Long-term Liabilities	**$10,500.00**
Total for Liabilities	**$14,395.35**
Equity	
3900 Retained Earnings	-50,058.69
Net Income	-26,314.42
3000 Opening Balance Equity	4,021.31
3100 Owner's Investment	65,182.08
3110 Techstars investment	120,000.00
3200 Owner's Draw (Pay & Personal Expenses)	3,750.01
Total for Equity	**$116,580.29**
Total for Liabilities and Equity	**$130,975.64**

Jackalo

Profit and Loss

January - December 2024

	TOTAL
Income	
4000 Sales	562.50
4010 Sales Shopify	33,676.77
4020 Sales Consignment	3,372.49
4021 Target+ Sales	624.62
Total 4020 Sales Consignment	**3,997.11**
4200 Sales Wholesale	416.74
4210 Uncategorized Income	725.52
4300 Sales Returns and Allowances (if large, break out by channel)	-656.63
Unapplied Cash Payment Income	-269.15
Total Income	**$38,452.86**
Cost of Goods Sold	
4410 COGS Shopify	-109.39
4420 COGS Wholesale	2,500.00
4500 COGS Retail Website	3,444.75
4610 COGS Freight and Shipping In	3,869.69
4620 COGS- Shipping circularity	88.70
Total Cost of Goods Sold	**$9,793.75**
GROSS PROFIT	**$28,659.11**
Expenses	
4260 R&D/Consultants	10,835.87
4900 Charitable Contributions	500.00
4990 Carbon Offsets	131.26
5010 Advertising & Marketing	10,215.54
5080 Commissions Advert and Mktg	694.92
5090 Advertising & Marketing Other	2,139.70
5100 Salaries and Wages (future)	16,538.86
5240 Return Shipping	130.97
5500 Bank Charges & Fees	95.00
5720 Shipping Out	3,150.27
5800 Dues & subscriptions	297.00
6010 Payroll Tax Expenses	5,556.71
6015 Payroll Expenses- 401k	1,063.96
6200 Insurance	771.00
6210 Shipping insurance	75.02
6300 Interest Paid	163.61
6400 Legal & Professional Services	11,817.44
6410 Contractors	73,869.04
6600 Office Supplies & Software	2,458.02
6610 Other Business Expenses	633.22
6730 Computer and Software (not related to website)	957.50
6800 Taxes & Licenses	1,430.49

Jackalo

Profit and Loss

January - December 2024

	TOTAL
6900 Travel	961.62
6910 Meals & Entertainment (Ent not deduct)	61.67
Total Expenses	**$144,548.69**
NET OPERATING INCOME	$ -115,889.58
NET INCOME	$ -115,889.58

Profit and Loss

Jackalo

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
4000 Sales	131.16
4010 Sales Shopify	32,528.74
4020 Sales Consignment	1,029.80
4200 Sales Wholesale	2,856.12
4300 Sales Returns and Allowances (if large, break out by channel)	-1,447.41
Unapplied Cash Payment Income	169.15
Total for Income	**$35,267.56**
Cost of Goods Sold	
4410 COGS Shopify	10,562.70
4500 COGS Retail Website	1,721.96
4610 COGS Freight and Shipping In	3,110.23
Total for Cost of Goods Sold	**$15,394.89**
Gross Profit	**$19,872.67**
Expenses	
4260 R&D/Consultants	6,597.48
4900 Charitable Contributions	500.00
4990 Carbon Offsets	85.51
5010 Advertising & Marketing	9,503.87
5080 Commissions Advert and Mktg	422.64
5090 Advertising & Marketing Other	3,068.42
5720 Shipping Out	2,391.41
5800 Dues & subscriptions	619.00
6200 Insurance	1,078.00
6210 Shipping insurance	7.12
6300 Interest Paid	113.56
6410 Contractors	15,274.50
6600 Office Supplies & Software	700.53
6610 Other Business Expenses	125.38
6730 Computer and Software (not related to website)	598.00
6800 Taxes & Licenses	3,940.82
6900 Travel	662.08
6910 Meals & Entertainment (Ent not deduct)	403.77
6990 Uncategorized Expense	95.00
8100 Ask My Accountant	
Total for Expenses	**$46,187.09**
Net Operating Income	**-$26,314.42**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**-$26,314.42**

Jackalo

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-115,620.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1300 Accounts Receivable (A/R)	-269.15
1210 Purchases of Inventory	-22,759.68
1220 Inventory--repairs	-95.16
2020 CapitalOne Spark	1,469.06
2050 Paypal Credit Card (deleted)	1,701.16
2060 Apple Card (deleted)	1,658.94
2070 Chase Business Ink	-6,381.44
2200 Sales Tax Payable	-3.31
2500 Other Current Liabilities	-744.85
Channel Sales Tax Payable:Shopify Sales Tax	-17.09
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-25,441.52**
Net cash provided by operating activities	**$ -141,061.95**
INVESTING ACTIVITIES	
1800 Equipment	-154.81
Net cash provided by investing activities	**$ -154.81**
FINANCING ACTIVITIES	
3000 Opening Balance Equity	-4,184.08
3120 Friends & Family Investment	75,000.00
Net cash provided by financing activities	**$70,815.92**
NET CASH INCREASE FOR PERIOD	**$ -70,400.84**
Cash at beginning of period	111,733.92
CASH AT END OF PERIOD	**$41,333.08**

Jackalo

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-26,483.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1300 Accounts Receivable (A/R)	169.15
1210 Purchases of Inventory	-69.20
Net Income	0.00
2020 CapitalOne Spark	-3,080.50
2050 Paypal Credit Card (deleted)	-1,530.76
2060 Apple Card (deleted)	-1,266.00
2070 Chase Business Ink	8,728.98
2200 Sales Tax Payable	-91.69
2500 Other Current Liabilities	-3,103.36
Channel Sales Tax Payable:Shopify Sales Tax	-34.06
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-277.44**
Net cash provided by operating activities	**$ -26,761.01**
FINANCING ACTIVITIES	
2600 Long Term Liabilities	10,000.00
3000 Opening Balance Equity	-4,759.89
3100 Owner's Investment	5,950.00
3110 Techstars investment	120,000.00
3200 Owner's Draw (Pay & Personal Expenses)	0.00
3900 Retained Earnings	0.00
Net cash provided by financing activities	**$131,190.11**
NET CASH INCREASE FOR PERIOD	**$104,429.10**
Cash at beginning of period	7,304.82
CASH AT END OF PERIOD	**$111,733.92**


Jackalo, Inc.
Statement of Changes in Equity


Accounts	2024	2023
Opening Balance of Stockholders' Equity	116,580.29	–
Net Income (Loss)	(115,889.58)	(26,314.42)
Issuance of Common/Preferred Stock	75,000.00	120,000.00
Owner's Investment	0.00	65,182.08
Repurchase of Stock (Draws)	0.00	3,750.01
Other Adjustments	(4,184.08)	4,021.31
Closing Balance of Stockholders' Equity	**71,506.63**	**116,580.29**


Unaudited


Jackalo, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Jackalo, Inc. (the "Company") is a corporation organized on June 16, 2017 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

In 2024, the Company entered into multiple related party SAFE agreements. In June 2024, the company entered into a $10,000 SAFE agreement with David Yudin, uncle of CEO Marianna Sachse. The SAFE has a $3,000,000 valuation cap. In September 2024, the company entered into a $20,000 SAFE agreement with Michael Sachse, brother of CEO Marianna Sachse. The SAFE also has a $3,000,000 valuation cap.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.